PURE NICKEL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting  of the shareholders of Pure Nickel Inc. (the “Corporation”) will be held at the offices of Heenan Blaikie LLP, 200 Bay Street, South Tower, Royal Bank Plaza, Suite 2600, Toronto, Ontario, Canada, on Tuesday, March 31, 2009 at 10:00 a.m. (Toronto time) for the following purposes:

(a)

to receive the Annual Report of the Corporation which contains the financial statements of the Corporation  for the year ended November 30, 2008 and the auditors’ report thereon;

(b)

to elect directors;

(c)

to reappoint auditors and to authorize the directors to fix their remuneration;

(d)

to consider and, if deemed advisable, approve the continuance of the Corporation, from the Business Corporations Act (Yukon) to the Canada Business Corporations Act, all as described in the attached Management Information Circular; and

(e)

to transact any other business which may properly come before the Meeting, or any adjournment thereof.

The directors of the Corporation have fixed the close of business on February 27, 2009 as the record date for the determination of the Shareholders entitled to receive notice of the Meeting.

DATED at Toronto, Ontario, February 9, 2009.

BY ORDER OF THE BOARD

/s/ ROBERT ANGRISANO

Robert Angrisano

Chairman of the Board of Directors

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting, are requested to date, sign and return in the envelope provided for that purpose, the enclosed form of proxy.

All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, not less than 48 hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.